SEP 18, 2006 - 17:26 ET
Merger of Denison and IUC to Create a New Diversified Uranium Producer
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Highlights

- The merger of IUC and Denison will create a growth-oriented and diversified uranium producer

- Estimated combined annualized production rate of 5.5 million lbs U3O8 by 2010

- 100% ownership of White Mesa mill in Utah U.S.A.

- 22.5% ownership of McClean Lake mill in prolific Athabasca Basin, Saskatchewan

- 5 active uranium mining projects in North America

- Strong financial position, with over $120 MM cash to fund development and exploration

- Extensive exploration portfolio in Athabasca Basin, United States and Mongolia

- Highly experienced and complementary management team and board of directors

TORONTO, ONTARIO--(CCNMatthews - Sept. 18, 2006) -

Not for distribution to United States newswire services or for dissemination in the United States

Denison Mines Inc. (Denison) (TSX:DEN) and International Uranium Corporation
(IUC) (TSX:IUC) today announced that they have entered into an agreement to merge the two companies by way of a plan of arrangement to create a mid-tier, North American-focused uranium producer with the capability of increasing annual production to in excess of 5.5 million lbs of U3O8 by 2010. The combined company will be named Denison Mines Ltd. and will have a market capitalization of approximately CDN. $1 billion (based on the aggregate of the closing prices of Denison's and IUC's common shares on September 18, 2006).

Peter Farmer, Chief Executive Officer of Denison, stated, "The combined financial strength and growth profile of new Denison will create, in our view, the premium growth company in the uranium industry. While focusing on developing additional production at our licensed McClean Lake and White Mesa mills, we will also combine our excellent global exploration prospects. This transaction will significantly increase our production in the short term while adding potential long-life assets. With the proposed expansion of the McClean Lake mill, and the 8 million lbs of U3O8 licensed capacity of the White Mesa mill, the combined company will be a leading uranium producer with diversified production sources."

Ron Hochstein, Chief Executive Officer of IUC, added: "The combined operating and exploration expertise of the two companies will create a strong foundation for continued growth. To start, we will have ownership interests in two of the four active uranium mills in North America and our current Colorado Plateau mine development programs will add to our ongoing McClean Lake production. The company will have substantial reserves and resources. The combined company will have 12 experienced exploration professionals to maximize our ability to increase our mineral resources in the Athabasca Basin, southwest


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United States, Mongolia and Australia."

Increased Uranium Production Growth

The combined company will own the White Mesa mill in Utah and 22.5% of the McClean Lake mill in Saskatchewan. Both mills are fully permitted, operating and undergoing expansion. The share of the combined licensed annual milling capacity will be at 10 million lbs U3O8, to be expanded to 10.7 million lbs in 2007. The company will own an interest in one operating mine and four North American development projects, all of which are scheduled to commence mining prior to 2010.

Financial Strength

As of June 30, 2006, the combined company's pro forma financial highlights include:

- Cash and short-term investments of CDN $127 million

- No long-term debt

The strength of the pro forma balance sheet will allow the company to pursue a development growth strategy and fund an aggressive exploration program.

Exploration and Equity Investments

The combined company will have a strong exploration position with large land positions in the United States, the Athabasca Basin, Mongolia and Australia. The company has 12 full-time professionals dedicated to exploration. In addition, the combined company will have further exposure to exploration through equity investments in JNR Resources Inc., Energy Metals Limited of Australia and several other exploration companies.

Experienced Management and Board

Peter Farmer will become Chief Executive Officer of the combined company and Ron Hochstein will become the President and Chief Operating Officer. James Anderson will be the Chief Financial Officer. Both Denison and IUC will be equally represented on the Board of the combined company, with Lukas Lundin as Chairman.

The combined company will continue to be manager of Uranium Participation Corporation, a company created to invest in uranium.

Transaction Details

At the closing of the plan of arrangement, Denison will amalgamate with a wholly owned subsidiary of IUC, and holders of Denison common shares will exchange each of their Denison Common Shares for 2.88 IUC common shares. IUC shareholders will continue to hold their existing common shares. The combined company will be named Denison Mines Ltd. and will retain a primary listing on the Toronto Stock Exchange. Under the terms of the arrangement, Denison's outstanding stock options will, after the completion of the arrangement, represent rights to receive options of Denison Mines Ltd., with appropriate adjustments to reflect the exchange ratio between the Denison and IUC shares. Under the terms of Denison's two outstanding series of warrants, upon the completion of the arrangement, such warrants will represent the right to purchase shares of Denison Mines Ltd., with appropriate adjustments to reflect the exchange ratio between the Denison and IUC shares.

Existing IUC and Denison shareholders will each own approximately 50% of the new company. The combined company will have approximately 176 million common shares outstanding at the completion of the merger.

The boards of directors of each company has received a fairness opinion from its respective financial advisor with respect to the transaction consideration. Both boards are unanimously recommending approval of the transaction by their respective shareholders. The transaction is conditional upon the approval by 66-2/3% of Denison shareholders and optionholders and a majority of the IUC shareholders as well as other customary conditions and regulatory approvals, including the approval of the Toronto Stock Exchange. Special shareholder meetings for each company to vote on the transaction are expected to be held in mid-November 2006. The transaction is expected to close by the middle of December

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2006.

The definitive agreement between the two companies includes a commitment by each company not to solicit alternative transactions to the merger. Each company has agreed to pay a break fee to the other party of CDN $16 million under certain circumstances. The directors and senior officers of each company have entered into agreements to vote their respective shareholdings in support of the transaction and to refrain from disposing of their shares prior to the meeting. Lundin family interests, holders of 19.9% in total of IUC, have also pledged their support of the transaction.

Advisors and Counsel

Denison's financial advisor is Sprott Securities Inc. and legal counsel is Blake, Cassels & Graydon LLP. IUC's financial advisor is Dundee Securities Corp. and legal counsel is Cassels Brock & Blackwell LLP.

About Denison Mines

Denison Mines Inc. is a uranium exploration, development and production company whose principal assets are a 22.5% interest in one of the world's largest uranium facilities at McClean Lake in Northern Saskatchewan and its 25.17% interest in the Midwest Uranium Project. It is actively engaged in exploration activities in Canada's Athabasca Basin, in Mongolia and through its 12% interest in Energy Metals of Australia. It is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and provides management services to Uranium Participation Corporation. Additional information regarding Denison is available on Denison's profile on the SEDAR website at www.sedar.com.

Denison's Vice-President, Exploration and Development, William C. Kerr, a Qualified Person pursuant to NI-43-101, has reviewed the contents and technical information of Denison contained in this news release.

About International Uranium

IUC is engaged in uranium exploration and production. It holds significant uranium and vanadium deposits in the U.S. and a fully permitted 2,000 ton per day uranium/ vanadium mill near Blanding, Utah (the only operating uranium mill in the U.S.), uranium deposits in Mongolia as well as uranium exploration properties in the Athabasca Basin. The company also processes and recycles uranium-bearing waste materials as an environmentally superior alternative to direct disposal. In addition, the company is a significant shareholder in Fortress Minerals Corp., a public company engaged in precious and base metal exploration.

IUC's Director, Exploration, Paul Ogryzlo, P.Geo., a Qualified Person pursuant to NI 43-101, has reviewed the contents and technical information of IUC contained in this news release.

Conference Call and Webcast Information

The two companies will hold a joint telephone and conference call with simultaneous web cast presentation at 11:00 AM EST (08:00 AM PST) on September 19, 2006 to discuss the transaction. Please call in 5 minutes before the conference starts and stay on the line. An operator will be available to provide assistance.




Call-in number for the conference call:     416-644-3414
North America Toll Free:                    800-814-4860




The presentation slideshow will be available in PDF format for download from the IUC and Denison websites (www.denisonmines.com and www.intluranium.com) in advance of the conference call.

A replay of the telephone conference will be available approximately one hour after the


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completion of the conference and until September 26, 2006. The replay number in
North America is 416-640-1917 and 877-289-8525. To access the recording, please enter access code: 21203543#.

Cautionary Statements

This news release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of each of Denison and IUC and with respect to the anticipated business of the combined company upon the combination of Denison and IUC.

Forward looking statements include, but are not limited to, statements with respect to estimated production, synergies and financial impact of the proposed transaction; the benefits of the proposed transaction and the development potential of Denison's and IUC's properties; the future price of uranium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison and IUC to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; the businesses of Denison and IUC not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing on the anticipated benefits from the Denison/IUC transaction or not realizing on such anticipated benefits within the expected time frame; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to in the current annual Management's Discussion and Analysis of each of Denison and IUC, the current Annual Information Form of Denison filed with the securities regulatory authorities in Canada and available at www.sedar.com and IUC's Annual Report on Form 20-F filed with the securities regulatory authorities in Canada and available at www.sedar.com. Although management of each of Denison and IUC has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The estimates of the annual production rate in 2010 contained in this press release are based on the commencement of production from the Midwest deposit by 2010.

There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Neither Denison nor IUC undertakes to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. This news release uses the terms "Historic mineral deposits" for mineralization defined before the adoption of Canadian National Instrument 43-101 for reporting on mineral resources. The company is in the process of having NI 43-101 reports prepared by an independent consultant. All investors are advised that such terms are not recognized by


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Canadian and United States regulatory authorities. Readers should refer to the respective Annual Information Forms of Denison and, IUC, each for the year ended December 31, 2005, and other continuous disclosure documents filed by each of Denison and IUC since January 1, 2006 available at www.sedar.com, for further information relating to the mineral resources and mineral reserves of Denison and IUC.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This news release uses the terms "Measured", "Indicated" and "Inferred" Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

FOR FURTHER INFORMATION PLEASE CONTACT:

Denison Mines Inc.
E. Peter Farmer
(416) 979-1991 ext. 231

or

International Uranium Corporation
Ron Hochstein
(604) 689-7842
www.intluranium.com

or

Denison Mines Inc.
James Anderson
(416) 979-1991 ext. 372
www.denisonmines.com